

October 29, 2013

Via E-mail
Mr. Akhil Johri
Chief Financial Officer
Pall Corporation
25 Harbor Park Drive
Port Washington, NY 11050

> **Re:** **Pall Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed September 10, 2013**
> **File No. 1-4311**

Dear Mr. Johri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results from Continuing Operations, page 20

1.   It appears from your disclosures elsewhere in your document that net periodic pension costs represent a substantial component of your overall cost structure. Please expand your MD&A disclosure in future filings to include discussion and analysis, including a breakdown of the financial statement geography of your net periodic pension costs. Please provide us with your proposed disclosure revisions as part of your response.

Restructuring and Other Charges Net, page 22

2.   We note for every financial statement period presented, you have recorded significant restructuring charges. We further note you recorded substantial restructuring charges in your third and fourth fiscal quarters of 2013. However, we note little meaningful MD&A discussion regarding these additional charges and your restructuring programs in general, other than to say they are for "structural cost improvement initiatives." In future filings, please provide expanded and insightful disclosure regarding the nature, extent and timing of your restructuring initiatives. Please provide us with your proposed disclosure revisions as part of your response.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ Melissa N. Rocha for

                                        W. John Cash
                                        Branch Chief